UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2018

McDermott International, Inc.

(Exact name of registrant as specified in its charter)

REPUBLIC OF PANAMA	001-08430	72-0593134
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4424 Sam Houston Parkway North		77041
(Address of principal executive offices)		(Zip Code)

Registrant’s Telephone Number, including Area Code: (281) 870-5000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 24, 2018, McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (the “Company” or “McDermott”), McDermott Technology, B.V., a direct, wholly owned subsidiary of the Company incorporated under the laws of the Netherlands (“Bidco”), McDermott Technology (Americas), LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“U.S. Acquiror 1”), McDermott Technology (US), LLC, a Delaware limited liability company and a wholly owned subsidiary of U.S. Acquiror 1 (“U.S. Acquiror 2”), McDermott Technology (2), B.V., a direct, wholly owned subsidiary of Bidco incorporated under the laws of the Netherlands (“Bidco 2”), McDermott Technology (3), B.V., a direct, wholly owned subsidiary of Bidco incorporated under the laws of the Netherlands (“Bidco 3”), Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“CB&I”), Comet I B.V., a company incorporated under the laws of the Netherlands and a direct, wholly owned subsidiary of CB&I (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct, wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), and CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (together, the “CT Sellers”; and the CT Sellers, together with CB&I, Comet Newco and Comet Newco Sub, the “CB&I Parties”), entered into an Amendment and Partial Assignment and Assumption (the “Amendment”) of the Business Combination Agreement dated as of December 18, 2017 (the “Agreement”) by and among the Company, Bidco, U.S. Acquiror 1, U.S. Acquiror 2 and the CB&I Parties. The purpose of the Amendment was to add Bidco 2 and Bidco 3 as parties to the Agreement, provide for the assignment of certain rights of Bidco under the Agreement to Bidco 2 and make certain other ministerial changes.

A copy of the Amendment is filed as Exhibit 2.1 and incorporated by reference into this item.

Item 2.02	Results of Operations and Financial Condition.

On January 24, 2018, McDermott issued a press release announcing updated guidance for the full-years ended December 31, 2017 and ending December 31, 2018. A copy of the press release is furnished as Exhibit 99.1, and the information contained in Exhibit 99.1 is incorporated by reference into this item.

Item 8.01	Other Events.

The information contained in Item 2.02 is incorporated by reference into this item.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott filed a Registration Statement on Form S-4 on January 24, 2018 with the U.S. Securities and Exchange Commission (the “SEC”), that includes (1) a joint proxy statement of McDermott and CB&I, which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I. In addition, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE

URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott cautions that statements in this Current Report on Form 8-K which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott. These forward-looking statements include, among other things, statements about guidance for the full-years ended December 31, 2017 and ending December 31, 2018. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott operates or credit markets, the inability of McDermott to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see McDermott’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This Current Report on Form 8-K reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

2.1	Amendment No.1 and Partial Assignment and Assumption of Business Combination Agreement dated as of January 24, 2018 by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, McDermott Technology (2), B.V., McDermott Technology (3), B.V., Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc.

99.1	Press Release dated January 24, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

McDERMOTT INTERNATIONAL, INC.

By:	/s/ Stuart Spence
Stuart Spence
Executive Vice President and Chief Financial Officer

January 24, 2018